Exhibit 3.1

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AMPLITUDE HEALTHCARE ACQUISITION CORPORATION

Jeet Mahal hereby certifies that:

ONE: He is the duly elected and acting Chief Financial Officer, Chief Business Officer and Corporate Secretary of Amplitude Healthcare Acquisition Corporation, a Delaware corporation.

TWO: The date of filing of said corporation’s original certificate of incorporation with the Secretary of State of the State of Delaware was August 13, 2019 under the name “Amplitude Healthcare Acquisition Corporation.” The initial certificate of incorporation was amended and restated by the Amended and Restated Certificate of Incorporation of said corporation filed with the Secretary of State of the State of Delaware on November 19, 2019.

THREE: The Amended and Restated Certificate of Incorporation of the corporation, as amended, is hereby amended and restated to read in its entirety as follows:

I.

The name of this corporation is Jasper Therapeutics, Inc. (the “Company”).

II.

The registered office of the Company in the State of Delaware is to be located at 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The registered agent in charge thereof is Corporation Service Company.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A.	The total number of shares of capital stock which the Company shall have authority to issue is 502,000,000, of which (i) 490,000,000 shares shall be a class designated as voting common stock, par value $0.0001 per share (the “Voting Common Stock”), (ii) 2,000,000 shares shall be a class designated as non-voting common stock, par value $0.0001 per share (the “Non-Voting Common Stock”) and (iii) 10,000,000 shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Preferred Stock”). Any reference to “Common Stock” in this Second Amended and Restated Certificate of Incorporation (this “Restated Certificate”) shall refer to Voting Common Stock and Non-Voting Common Stock, collectively. Any reference to “Common Stock” issued by the Company in any contract, agreement or otherwise to which the Company is a party, whether before or after the date of filing of this Restated Certificate, shall refer to Voting Common Stock, unless specific reference is made to Non-Voting Common Stock; provided, however, that this sentence shall not alter or affect the rights of the Non-Voting Common Stock hereunder. For the avoidance of doubt, except as expressly set forth in this Article IV.A (with respect to voting power only), in Article IV.D, and in Article VIII (with respect to waiver, amendment, modification or repeal of certain provisions), the Non-Voting Common Stock shall have the same rights of, and be identical in all respects and as to all matters to, the Voting Common Stock, including in connection with any merger or consolidation of the Company.

B.	The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company (the “Board of Directors”) is hereby expressly authorized to provide for the issue of any or all of the unissued and undesignated shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

C.	Each outstanding share of Voting Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Company for their vote; provided, however, that, except as otherwise required by law, holders of Voting Common Stock shall not be entitled to vote on any amendment to this Restated Certificate (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together as a class with the holders of one or more other such series of Preferred Stock, to vote thereon by law or pursuant to this Restated Certificate (including any certificate of designation filed with respect to any series of Preferred Stock); and provided, further, that the Non-Voting Common Stock (i) shall be non-voting except as may be required by law and (ii) shall not entitle the holder thereof to vote on the election of directors at any time.

D.	(1) Each holder of shares of Non-Voting Common Stock shall have the right to convert each share of Non-Voting Common Stock held by such holder into one (1) share of Voting Common Stock at such holder’s election by providing written notice to the Company; provided, however, that such shares of Non-Voting Common Stock may only be converted into shares of Voting Common Stock to the extent that, as a result of such conversion, such conversion would not result in the holder(s) thereof beneficially owning (for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”)), when aggregated with affiliates with whom such holder is required to aggregate beneficial ownership for purposes of Section 13(d) of the Exchange Act (collectively, the “Related Holders”), in excess of the Beneficial Ownership Limitation. For avoidance of doubt, in the event that the Related Holders beneficially own in the aggregate, directly or indirectly, shares of Voting Common Stock in excess of the Beneficial Ownership Limitation without taking into account the conversion of Non-Voting Common Stock, then none of the Non-Voting Common Stock held by such Related Holders shall be convertible into Voting Common Stock until such time as such Related Holders no longer beneficially own in the aggregate, directly or indirectly, shares of Voting Common Stock in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” means initially 9.9% of the Voting Common Stock. Any holder of Non-Voting Common Stock may elect to increase the Beneficial Ownership Limitation applicable to such holder (and only such holder and its Related Holders) upon 61 days’ prior written notice of such election to the Company and may decrease the Beneficial Ownership Limitation applicable to such holder (and only such holder and its Related Holders) at any time upon providing written notice of such election to the Company; provided, however, that no holder may make such an election to change the Beneficial Ownership Limitation applicable to such holder unless all holders managed by the same investment advisor as such electing holder make the same election and each such written election is provided to the Company by the applicable deadlines set forth herein.

(2) A converting holder’s acquisition of the shares of Voting Common Stock pursuant to the election provided for in such holder’s conversion notice under this Article IV, Section D shall not result in Related Holders becoming in the aggregate, directly or indirectly, the beneficial owner of shares of Voting Common Stock that exceed the Beneficial Ownership Limitation, and any Voting Common Stock to which the converting holder would be otherwise entitled but for the Beneficial Ownership Limitation will remain Non-Voting Common Stock. Any purported delivery of shares of Voting Common Stock upon conversion of Non-Voting Common Stock shall be void ab initio and shall have no effect to the extent (but only to the extent) that such delivery would result in the Related Holders becoming in the aggregate, directly or indirectly, the beneficial owner of shares of Voting Common Stock that exceed the Beneficial Ownership Limitation. Any conversion of Non-Voting Common Stock into Voting Common Stock shall be deemed to have been made immediately prior to the close of business on the date of the written conversion notice, and the person or persons entitled to receive the shares of Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Voting Common Stock as of such date and time. Each share of Non-Voting Common Stock that is converted pursuant to this Article IV, Section D shall be retired by the Company and shall not be reissued. Within five (5) business days of any written request by a holder of Non-Voting Common Stock to the Company, the Company shall inform such holder in writing of the then current number of outstanding shares of Voting Common Stock and Non-Voting Common Stock.

(3) Any shares of Non-Voting Common Stock shall be converted into a corresponding number of fully paid and nonassessable shares of Voting Common Stock promptly upon written request to the Company in writing following a Non-Affiliate Transfer. A “Non-Affiliate Transfer” shall mean a transfer of shares of Non-Voting Common Stock to any person that is not an affiliate of a holder of the Non-Voting Common Stock immediately following the issuance thereof. The Company shall, upon the request of each such holder and a written certification from such transferee holder of such holder’s non-affiliation with the original holder of such Non-Voting Common Stock, in a form reasonably acceptable to the Company, issue and deliver to such holder new certificates (unless shares of Voting Common Stock are then maintained in book-entry form) representing such non-affiliate holder’s shares of Voting Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such request and certification is received by the Company, and the person or persons entitled to receive the shares of Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Voting Common Stock as of such date and time. Each share of Non-Voting Common Stock that is converted pursuant to this section shall be retired by the Company and shall not be reissued.

E.	Dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets of funds of the Company legally available for the payment of dividends, but only when and as declared by the Board of Directors or any authorized committee thereof, subject to any preferential dividend or other rights of any then outstanding Preferred Stock.

F.	Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the net assets of the Company shall be distributed pro rata to the holders of Common Stock, subject to any preferential or other rights of any then outstanding Preferred Stock. The Non-Voting Common Stock shall rank on parity with the Voting Common Stock as to distributions of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company.

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A.	The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors. The number of directors that shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

B.	Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the initial classification of the Board of Directors, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C.	Subject to the rights of any series of Preferred Stock that may be designated from time to time to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause. Subject to any limitations imposed by applicable law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors, voting together as a single class (provided that as of the three-year anniversary of this Restated Certificate, such reference to “66⅔%” shall be deemed to be “50%”).

D.	Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock that may be designated from time to time, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

E.	The Board of Directors is expressly empowered to adopt, amend or repeal the Amended and Restated Bylaws of the Company (the “Bylaws”). Any adoption, amendment or repeal of the Bylaws by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Restated Certificate, such action by stockholders shall require the affirmative vote of the holders of at least 66⅔% of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class (provided that as of the three-year anniversary of this Restated Certificate, such reference to “66⅔%” shall be deemed to be “50%”).

F.	The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

G.	No action shall be taken by the stockholders of the Company except at an annual or special meeting of stockholders called in accordance with the Bylaws. No action shall be taken by the stockholders of the Company by written consent or electronic transmission.

H.	Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner provided in the Bylaws.

VI.

A.	The liability of a director of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B.	To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.	Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A.	Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative claim or cause of action brought on behalf of the Company; (ii) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company to the Company or the Company’s stockholders; (iii) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, this Restated Certificate or the Bylaws (as each may be amended from time to time); (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Restated Certificate or the Bylaws (as each may be amended from time to time, including any right, obligation or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company governed by the internal-affairs doctrine or otherwise related to the Company’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section A of Article VII shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

B.	Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

C.	Any person or entity holding, owning or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Restated Certificate.

VIII.

A.	The Company reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, except as provided in Section B of this Article VIII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B.	Notwithstanding any other provisions of this Restated Certificate or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Company required by law or by this Restated Certificate or any certificate of designation filed with respect to a series of Preferred Stock that may be designated from time to time, subject to the rights of the holders of any series of Preferred Stock, (i) the affirmative vote of the holders of at least 66⅔% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to waive, alter, amend or repeal (whether by merger, consolidation or otherwise) Articles V, VI, VII and VIII of this Restated Certificate (for clarification, the holders of Non-Voting Common Stock are not entitled to vote in the election of directors and should not be included in the calculation of such voting power) (provided that as of the three-year anniversary of this Restated Certificate, such reference to “66⅔%” shall be deemed to be “50%”) and (ii) neither the proviso of paragraph A of Article IV, the final sentence of paragraph A of Article IV, the final proviso of paragraph C of Article IV, paragraph D of Article IV, the second sentence of paragraph F of Article IV nor this proviso of Section B of Article VIII shall be waived, altered, amended or repealed (whether by merger, consolidation or otherwise) without the vote or consent of the holders of a majority of the outstanding shares of Non-Voting Common Stock (which majority must include the vote or consent of Citadel Multi-Strategy Equities Master Fund Ltd. (or its affiliates) to the extent such entities remain holders of any Non-Voting Common Stock).

* * * *

FOUR: This Restated Certificate has been duly adopted and approved by the Board of Directors and by written consent of the stockholders in accordance with Sections 228, 242 and 245 of the DGCL and written notice of such action has been given as provided in section 228 of the DGCL.

IN WITNESS WHEREOF, Amplitude Healthcare Acquisition Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by its Chief Financial Officer, Chief Business Officer and Corporate Secretary this 24th day of September, 2021.

AMPLITUDE HEALTHCARE ACQUISITION CORPORATION

/s/ Jeet Mahal
JEET MAHAL
Chief Financial Officer, Chief Business Officer and Corporate Secretary